Exhibit 21.1

LIST OF SUBSIDIARIES

OF

ALIGNMENT HEALTHCARE, INC.

Name of Subsidiary	Jurisdiction of Incorporation

AdvocateMD Holdings, LLC	Delaware
AdvocateMD Operations, LLC	Florida
Alignment Health Advisors, LLC	Delaware
Alignment Health Insurance Company of Arizona, Inc.	Arizona
Alignment Health Plan (f/k/a Honored Citizens Choice Health Plan, Inc.)	California
Alignment Health Plan of Arizona, Inc.	Arizona
Alignment Health Plan of Florida, Inc.	Florida
Alignment Health Plan of Nevada, Inc.	Nevada
Alignment Health Plan of North Carolina, Inc.	North Carolina
Alignment Healthcare Holdco 1, LLC	Delaware
Alignment Healthcare Holdco 2, LLC	Delaware
Alignment Healthcare North Carolina, LLC	North Carolina
Alignment Healthcare USA, LLC	Delaware
Axceleran DCE1, LLC	North Carolina
Alignment Health ACO, LLC (f/k/a Axceleran DCE2, LLC)	North Carolina